

May 27, 2015

Via E-Mail
Gerald McGuire
Chief Financial Officer
Cocrystal Pharma, Inc.
19805 North Creek Parkway
Bothell, Washington 98011

> **Re: Cocrystal Pharma, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 20, 2015**
> **File No. 000-55158**

Dear Mr. McGuire:

We have limited our review of your preliminary information statement to the issue we have addressed in our comment. Please respond to this letter by revising the preliminary information statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

1. Please revise your disclosure in your preliminary information statement to disclose whether you have any plans, agreements, arrangements or understanding with respect to the shares of authorized stock that will become available for issuance as a result of your planned reverse stock split. If so, please disclose all material terms of such issuance(s).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staff Attorney Preston Brewer at (202) 551-3969, Legal Branch Chief Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
Michael Harris, Esq.
Cocrystal Pharma, Inc.